UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



(Mark One)

     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                               --------------------    --------------------

Commission file number:                           0-23574
                               --------------------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


PETCO ANIMAL SUPPLIES 401(k) PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Petco Animal Supplies, Inc.
                                 9125 Rehco Road
                               San Diego, CA 92121

                       PETCO ANIMAL SUPPLIES 401(k) PLAN

                              Financial Statements

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                        PETCO ANIMAL SUPPLIES 401(k) PLAN



                                Table of Contents



                                                                          Page

Independent Auditors' Report                                                1

Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1998                                    2

Statement of Net Assets Available for Benefits with Fund
     Information as of December 31, 1997                                    3

Statement of Changes in Net Assets Available for Benefits with
     Fund Information for the year ended December 31, 1998                  4

Statement of Changes in Net Assets Available for Benefits with
     Fund Information for the year ended December 31, 1997                  6

Notes to Financial Statements                                               8

Schedules

1    Schedule of Assets Held for Investment Purposes as of
     December 31, 1998                                                     12

2    Schedule of Reportable Transactions for the year ended
     December 31, 1998                                                     13

                          Independent Auditors' Report



The Administrative Committee
Petco Animal Supplies 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Petco Animal Supplies 401(k) Plan (Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                    KPMG LLP


San Diego, California
June 21, 1999


                                              PETCO ANIMAL SUPPLIES 401(k) PLAN

                              Statement of Net Assets Available for Benefits with Fund Information

                                                      December 31, 1998



                                                                        Participant Directed
                            --------------------------------------------------------------------------------------------------------

                              Prudential
                             Governmental
                              Securities                                                                 Prudential
                                Trust                                      Prudential     Prudential       Global
                                Money        Prudential     Prudential     Allocation     Government       Natural         Petco
                                Market         Utility        Equity        Balanced        Income        Resources       Common
          Assets                 Fund           Fund           Fund           Fund           Fund           Fund           Stock
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Investments, at fair value:
    Mutual funds             $         --        677,440      1,619,534        479,298        195,354        108,741             --
    Common stock                       --             --             --             --             --             --        363,905
    Money market funds            294,774             --             --             --             --             --             --
    Participant loans                  --             --             --             --             --             --             --
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                Total assets      294,774        677,440      1,619,534        479,298        195,354        108,741        363,905

       Liabilities

Excess contributions due to
participants  (Note 5)              8,506         17,422         54,167          4,728          3,142          3,348            776
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                Net assets
                available for
                benefits    $     286,268        660,018      1,565,367        474,570        192,212        105,393        363,129
                             =============  =============  =============  =============  =============  =============  =============

                                                Participant Directed        Nonparticipant Directed

                                            ----------------------------  ----------------------------

                                              Fidelity
                                               Advisor        Putnam        Prudential     Prudential
                                               Equity          OTC           Special       Government
                                              Portfolio      Emerging         Money          Money
                                               Growth         Growth          Market         Market       Loans to
         Assets                                 Fund           Fund           Fund B          Fund      Participants       Total
                                            -------------  -------------  -------------  -------------  -------------  -------------

Investments, at fair value:
    Mutual funds                           $     952,026        476,833             --             --             --      4,509,226
    Common stock                                      --             --             --             --             --        363,905
    Money market funds                                --             --            158         11,243             --        306,175
    Participant loans                                 --             --             --             --         29,433         29,433
                                            -------------  -------------  -------------  -------------  -------------  -------------
                Total assets                     952,026        476,833            158         11,243         29,433      5,208,739

      Liabilities

Excess contributions due to
participants (Note 5)                             41,240         16,222             --             --             --        149,551
                                            -------------  -------------  -------------  -------------  -------------  -------------
                Net assets
                available for
                benefits                   $     910,786        460,611            158         11,243         29,433      5,059,188
                                            =============  =============  =============  =============  =============  =============


See accompanying notes to financial statements.


                                              PETCO ANIMAL SUPPLIES 401(k) PLAN

                              Statement of Net Assets Available for Benefits with Fund Information

                                                      December 31, 1997



                                                                        Participant Directed
                            --------------------------------------------------------------------------------------------------------

                              Prudential
                             Governmental
                              Securities                                                                 Prudential
                                Trust                                      Prudential     Prudential       Global
                                Money        Prudential     Prudential     Allocation     Government       Natural         Petco
                                Market         Utility        Equity        Balanced        Income        Resources       Common
          Assets                 Fund           Fund           Fund           Fund           Fund           Fund           Stock
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Investments, at fair value:

    Mutual funds             $         --        503,707      1,001,092        350,463        119,975         94,418            --
    Common stock                       --             --             --             --             --             --        157,565
    Money market funds            181,562             --             --             --             --             --             --
    Participant loans                  --             --             --             --             --             --             --
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                Total assets      181,562        503,770      1,001,092        350,463        119,975         94,418        157,565

       Liabilities

Excess contributions due to
participants  (Note 5)              6,002         16,299         37,975          2,798             73          1,442            174
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                Net assets
                available for
                benefits    $     175,560        487,408        963,117        347,665        119,902         92,976        157,391
                             =============  =============  =============  =============  =============  =============  =============

                                                Participant Directed        Nonparticipant Directed

                                            ----------------------------  ----------------------------

                                              Fidelity
                                               Advisor        Putnam        Prudential     Prudential
                                               Equity          OTC           Special       Government
                                              Portfolio      Emerging         Money          Money
                                               Growth         Growth          Market         Market       Loans to
         Assets                                 Fund           Fund           Fund B          Fund      Participants      Total
                                            -------------  -------------  -------------  -------------  -------------  -------------

Investments, at fair value:
    Mutual funds                           $     237,476        174,779             --             --             --      2,481,910
    Common stock                                      --             --             --             --             --        157,565
    Money market funds                                --             --            151         10,857             --        192,570
    Participant loans                                 --             --             --             --         31,397         31,397
                                            -------------  -------------  -------------  -------------  -------------  -------------
                Total assets                     237,476        174,779            151         10,857         31,397      2,863,442

      Liabilities

Excess contributions due to
participants (Note 5)                              6,272          3,991             --             --             --         75,026
                                            -------------  -------------  -------------  -------------  -------------  -------------
                Net assets
                available for
                benefits                   $     231,204        170,788            151         10,857         31,397      2,788,416
                                            =============  =============  =============  =============  =============  =============


See accompanying notes to financial statements.



                                              PETCO ANIMAL SUPPLIES 401(k) PLAN

                         Statement of Changes in Net Assets Available for Benefits with Fund Information

                                             For the year ended December 31, 1998



                                                                        Participant Directed
                            --------------------------------------------------------------------------------------------------------

                              Prudential
                             Governmental
                              Securities                                                                                Prudential
                                Trust                                                     Prudential     Prudential       Global
                                Money        Prudential     Prudential      Prudential    Allocation     Government       Natural
                                Market         Utility        Equity        Allocation     Balanced        Income        Resources
                                 Fund           Fund           Fund            Fund          Fund           Fund           Fund
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Additions to net assets
attributed to:
    Investment income:
       Net appreciation
       (depreciation) in
       fair value of
       investments           $         --        (15,503)       (23,149)            --         (6,388)         3,549        (22,571)
       Interest                        --             --             --             --             --             --             --
       Dividends                    9,650         60,336        122,647             --         40,938          8,949          5,284
       Investment expenses           (135)          (117)          (315)            --           (139)           (43)           (60)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                    9,515         44,716         99,183             --         34,411         12,455        (17,347)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    Contributions:
       Employee                    94,191        122,583        449,184             --        141,736         59,383         49,319
       Employer                    53,388         43,421        127,252             --         35,052         17,319         13,056
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                  147,579        166,004        576,436             --        176,788         76,702         62,375
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Total additions     157,094        210,720        675,619             --        211,199         89,157         45,028

Deductions from net assets
attributed to - benefits paid
to participants                    20,648         42,632         82,512             --         58,795         12,266         11,030
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease) prior
              to interfund
              transfers           136,446        168,088        593,107             --        152,404         76,891         33,998
Interfund transfers               (25,738)         4,522          9,143             --        (25,499)        (4,581)       (21,581)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease)          110,708        172,610        602,250             --        126,905         72,310         12,417

Net assets available for
benefits:
    Beginning of year             175,560        487,408        963,117             --        347,665        119,902         92,976
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    End of year             $     286,268        660,018      1,565,367             --        474,570        192,212        105,393
                             =============  =============  =============  =============  =============  =============  =============



                                              PETCO ANIMAL SUPPLIES 401(k) PLAN

                         Statement of Changes in Net Assets Available for Benefits with Fund Information

                                             For the year ended December 31, 1998



                                         Participant Directed             Nonparticipant Directed
                               -----------------------------------------  ----------------------------

                                               Fidelity
                                               Advisor        Putnam        Prudential     Prudential
                                               Equity          OTC           Special       Government
                                 Petco        Portfolio      Emerging         Money          Money
                                 Common        Growth         Growth          Market         Market       Loans to
                                 Stock          Fund           Fund           Fund B          Fund      Participants      Total
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Additions to net assets
attributed to:
    Investment income:
       Net appreciation
       (depreciation) in
       fair value of
       investments          $    (108,117)       101,587         39,807             --             (5)            --        (30,790)
       Interest                        --             --             --             --             --          3,199          3,199
       Dividends                       --         90,268         14,066              7            524             --        352,669
       Investment expenses             --            (92)          (146)            --             --             --         (1,047)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                 (108,117)       191,763         53,727              7            519          3,199        324,031
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    Contributions:
       Employee                   262,608        394,070        211,319             --             --            --       1,784,393
       Employer                    69,007        101,279         58,810             --             --            --         518,584
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                  331,615        495,349        270,129             --             --            --       2,302,977
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Total additions     223,498        687,112        323,856              7            519          3,199      2,627,008

Deductions from net assets
attributed to - benefits paid
to participants                    20,421         54,518         39,177             --             22         14,215        356,236
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease) prior
              to interfund
              transfers           203,077        632,594        284,679              7            497        (11,016)     2,270,772
Interfund transfers                 2,661         46,988          5,144             --           (111)         9,052             --
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease)          205,738        679,582        289,823              7            386         (1,964)     2,270,772
Net assets available for
benefits:
    Beginning of year             157,391        231,204        170,788            151         10,857         31,397      2,788,416
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    End of year             $     363,129        910,786        460,611            158         11,243         29,433      5,059,188
                             =============  =============  =============  =============  =============  =============  =============


See accompanying notes to financial statements.


                                              PETCO ANIMAL SUPPLIES 401(k) PLAN

                         Statement of Changes in Net Assets Available for Benefits with Fund Information

                                             For the year ended December 31, 1997



                                                                        Participant Directed
                            --------------------------------------------------------------------------------------------------------

                              Prudential
                             Governmental
                              Securities                                                                                Prudential
                                Trust                                                     Prudential     Prudential       Global
                                Money        Prudential     Prudential      Prudential    Allocation     Government       Natural
                                Market         Utility        Equity        Allocation     Balanced        Income        Resources
                                 Fund           Fund           Fund            Fund          Fund           Fund           Fund
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Additions to net assets
attributed to:
    Investment income:
       Net appreciation
       (depreciation) in
       fair value of
       investments           $         (1)        56,720        101,738         (1,402)       (37,652)         2,693        (22,809)
       Interest                     5,225             --             --             --             --             --             --
       Dividends                       --         49,455         64,368         39,614         43,829          5,197         12,349
       Investment expenses             --             --            (15)            --             --             --             --
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                    5,224        106,175        166,091         38,212          6,177          7,890        (10,460)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    Contributions:
       Employee                    69,834        112,461        224,784         50,351         37,458         40,555         54,321
       Employer                    19,581         22,031         46,096          6,454         10,130          5,876         10,361
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                   89,415        134,492        270,880         56,805         47,588         46,431         64,682
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------

    Transfer of assets from
    Pet Food Warehouse, Inc.
    401(k) Plan (note 6)           21,345          6,641         21,015             --          7,178          3,519          9,341
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Total additions     115,984        247,308        457,986         95,017         60,943         57,840         63,563

Deductions from net assets
attributed to - benefits paid
to participants                    14,678        102,155        133,474         10,481         39,044          1,587         12,015
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease) prior
              to interfund
              transfers           101,306        145,153        324,512         84,536         21,899         56,253         51,548
Interfund transfers                  (145)       (10,804)        21,104       (359,277)       325,766          2,101        (11,162)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease)          101,161        134,349        345,616       (274,741)       347,665         58,354         40,386

Net assets available for
benefits:
    Beginning of year              74,399        353,059        617,501        274,741             --         61,548         52,590
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    End of year             $     175,560        487,408        963,117             --        347,665        119,902         92,976
                             =============  =============  =============  =============  =============  =============  =============



                                              PETCO ANIMAL SUPPLIES 401(k) PLAN

                         Statement of Changes in Net Assets Available for Benefits with Fund Information

                                             For the year ended December 31, 1997



                                         Participant Directed                 Nonparticipant Directed
                             --------------------------------------------  ----------------------------

                                              Fidelity
                                               Advisor        Putnam        Prudential     Prudential
                                               Equity          OTC           Special       Government
                                 Petco        Portfolio      Emerging         Money          Money
                                Common         Growth         Growth          Market         Market       Loans to
                                 Stock          Fund           Fund           Fund B          Fund      Participants       Total
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Additions to net assets
attributed to:
    Investment income:
       Net appreciation
       (depreciation) in
       fair value of
       investments          $      (2,077)        (3,708)        16,147             --             --             --        109,649
       Interest                        --             --             --              5            330          2,632          8,192
       Dividends                       --         23,594             --             --             --             --        238,406
       Investment expenses             --             --             --             --             --             --            (15)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                   (2,077)        19,886         16,147              5            330          2,632        356,232
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    Contributions:
       Employee                    94,150        155,118        101,676            105             10             --        940,823
       Employer                    20,989         23,823         17,929             32              3             --        183,305
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
                                  115,139        178,941        119,605            137             13             --      1,124,128
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
   Transfer of assets from
    Pet Food Warehouse, Inc.
    401(k) Plan (note 6)           14,572         14,932         20,219             --             --             --        118,762
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Total additions     127,634        213,759        155,971            142            343          2,632      1,599,122

Deductions from net assets
attributed to - benefits paid
to participants                    11,145         10,014         10,804             --             --         15,588        360,985
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease) prior
              to interfund
              transfers           116,489        203,745        145,167            142            343        (12,956)     1,238,137
Interfund transfers                (2,522)         2,848         (5,566)            --         10,504         27,153             --
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
              Net increase
              (decrease)          113,967        206,593        139,601            142         10,847         14,197      1,238,137
Net assets available for
benefits:
    Beginning of year              43,424         24,611         31,187              9             10         17,200      1,550,279
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
    End of year             $     157,391        231,204        170,788            151         10,857         31,397      2,788,416
                             =============  =============  =============  =============  =============  =============  =============


See accompanying notes to financial statements.

                       PETCO ANIMAL SUPPLIES 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    Description of Plan

       The following  description of the Petco Animal  Supplies 401(k) Plan (the
       Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan was established on January 1, 1992, was amended and restated on January 1, 1994, October 1, 1996 and September 1, 1998, and is a defined contribution plan available to all eligible employees of Petco Animal Supplies, Inc. (the Company). Prudential Bank and Trust Company is the Plan trustee and custodian of the Plan's assets.

              Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain investment and administrative expenses of the Plan are paid directly by the Company. All employees who are at least 21 years of age and have completed one year of service with a minimum of 1,000 hours worked are eligible to participate in the Plan. The Plan entry dates are on the first day of a calendar quarter coinciding with or following the date employees satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Contributions

              Each Plan year, participants may elect to make a pre-tax contribution to the Plan ranging from 1% to 15% of their gross salary. The Company, as plan sponsor, may make discretionary matching contributions on the participants' behalf to the Plan and additional discretionary contributions. Additional discretionary contributions are allocated to participants, in proportion to their compensation, as a percentage of the compensation of all participants. Contributions are subject to certain limitations. All employer contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age 65, retirement due to disability, death or termination of the Plan. For the Plan years ended December 31, 1998 and 1997, the Company made discretionary matching contributions of $518,584 and $183,305, respectively.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's discretionary contributions, (b) fund earnings and (c) forfeitures incurred prior to September 1, 1998 (Note 1(i)). Allocations are based upon the participant's pro rata share of the beginning of the month's investment account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        (d)   Investment Options

              The Plan provides for participant-directed accounts which allow participants to allocate their account balance among the following investment funds:

                            Name of Mutual Fund                                       Type of Investment
             --------------------------------------------------   -----------------------------------------------------------

             Prudential Governmental Securities Trust Money       Invests in a  diversified  portfolio of  short-term  money
               Market Fund                                        market  instruments  issued by the U.S.  government or its agencies.

             Prudential Utility Fund                              Invests in equity and debt  securities  of utility
                                                                  companies.

             Prudential Equity Fund                               Invests in a portfolio of common stocks of major,
                                                                  well-established corporations.

             Prudential Allocation Balanced Fund                  Invests in equities, debt and cash.

             Prudential Government Income Fund                    Invests  at least  65% of the  total  fund  assets in U.S.
                                                                  government securities.

             Prudential Global Natural Resources Fund             Invests in securities of foreign and domestic  companies
                                                                  that own, explore,  mine,  process or provide goods and
                                                                  services with respect to natural resources and securities.

             Petco Common Stock                                   Company common stock quoted on the NASDAQ national market.

             Fidelity Advisor Equity Portfolio Growth Fund        Invests in growth stocks of small, medium, and large
                                                                  companies that demonstrate the potential for above
                                                                  average earnings or sales growth.

             Putnam OTC Emerging Growth Fund                      Invests in securities of companies with market
                                                                  capitalizations between $50 million and $2 billion that
                                                                  have a rapid growth rate and a dominant industry position.


             The Plan also holds nonparticipant directed accounts which are invested in the following investment funds:

             Prudential Special Money Market Fund B               Invests in a diversified portfolio of U.S.
                                                                  dollar-denominated money market instruments from domestic
                                                                  and foreign  issuers.

             Prudential Government Money Market Fund              Invests in a diversified portfolio of U.S.
                                                                  dollar-denominated money market instruments from the U.S.
                                                                  government.

        (e)   Payment of Benefits

              On termination of service due to death, disability or retirement, a participant's vested account balance is paid in a lump sum distribution or as an annuity. The Plan also provides for hardship withdrawals subject to U.S. Department of Labor regulations.

       (f)    In-Service Withdrawals

              While the Plan is designed to be a retirement income supplement, it provides flexibility for participants greater than 59-1/2 years of age in cases where funds are needed prior to retirement. Accordingly, employees may withdraw funds before retirement up to the maximum vested account balance adjusted for amounts attributable to before tax contributions, as outlined in the Plan.

       (g)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20% for each year of service by the participant or upon attainment of age 65, retirement due to disability, death or termination of the Plan.

       (h)    Participant Loans

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund, using the same allocation method as contributions. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate established by the Plan's administrator plus 1%. The prime rate at December 31, 1998 and 1997 was 7.75% and 8.50%, respectively. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Principal and interest, calculated using the effective interest method, are paid monthly or semi-monthly through payroll deductions.

       (i)    Forfeitures

              Forfeitures are used to reduce future employer contributions. Prior to September 1, 1998, forfeitures were to be allocated to participant accounts in the Plan year in which a participant terminates service. The allocation of forfeitures was based on the ratio between a participant's salary and total salaries of all participants as defined in the Plan document. Such allocation was made only to participants in the Plan as of the last day of the fiscal year. At December 31, 1998 and 1997, forfeited nonvested accounts totaled $24,714 and $4,838, respectively.

       (j)    Administrative Costs

              Certain costs and expenses related to the administration of the Plan are paid by the Company.

(2)    Significant Accounting Policies

       (a)    Basis of Accounting

              The accompanying financial statements of the Plan are presented using the accrual method of accounting and have been prepared in accordance with generally accepted accounting principles.

       (b)    Investment Valuation

              The Plan's investments in common stocks, mutual funds and money market funds are stated at fair value, which is determined by quoted market prices. Investment purchases and sales are recorded on a trade date basis.

       (c)    Use of Estimates

              The Company has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)    Tax Status

       The adopted Plan document is a standardized profit sharing plan developed by the trustee. The Company has received a favorable determination letter dated July 31, 1995 regarding tax exempt status under the provisions of the Internal Revenue Code. The Plan has been amended since the determination letter has been received. However, the Company and the Company's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and the related trust was tax-exempt as of December 31, 1998 and 1997.

(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(5)    Excess Contributions Returned to Participants

       The Plan initially failed to meet certain nondiscrimination tests for the year ended December 31, 1998 and $147,240 was returned in 1999 to certain participants in order to meet the nondiscrimination tests. In addition, certain participants contributed amounts in excess of $10,000, the maximum deferral amount as directed by the Internal Revenue Service, and excess deferrals of $2,311 were returned to plan participants in 1999. These amounts have been recorded in the accompanying financial statements as liabilities of the Plan as of December 31, 1998.

       The Plan initially failed to meet certain nondiscrimination tests for the year ended December 31, 1997 and $46,990 was returned in 1998 to certain participants in order to meet the nondiscrimination tests. In addition, certain participants contributed amounts in excess of $9,500, the maximum deferral amount as determined by the Internal Revenue Service, and excess deferrals of $28,036 were returned to plan participants in 1998. These amounts have been recorded in the accompanying financial statements as liabilities of the Plan as of December 31, 1997.

(6)    Transfer of Assets from Pet Food Warehouse, Inc. 401(k) Plan

       In connection with the Company's December 31, 1996 acquisition of Pet Food Warehouse, Inc., the Pet Food Warehouse, Inc. 401(k) Plan was merged with the Plan on December 1, 1997. This resulted in a transfer of $118,762 of net assets into the Plan, during the year ended December 31, 1997.

                                                                                                               Schedule 1

                                            PETCO ANIMAL SUPPLIES 401(K) PLAN

                                Line 27a - Schedule of Assets Held for Investment Purposes

                                                    December 31, 1998



                                                                                                           (e) Current
 (a)             (b) Issuer                (c) Description of investment               (d) Cost               value
-------  ---------------------------  ---------------------------------------   --------------------  --------------------

                                      Money market funds:

  *       Prudential                  Governmental Securities Trust
                                         Money Market Fund                     $         294,774               294,774

  *       Prudential                  Special Money Market Fund B                            158                   158

  *       Prudential                  Government Money Market Fund                        11,243                11,243
                                                                                --------------------  --------------------

                                                                                         306,175               306,175
                                                                                --------------------  --------------------

                                      Mutual funds:

  *       Prudential                  Utility Fund                                       628,063               677,440

  *       Prudential                  Equity Fund                                      1,520,608             1,619,534

  *       Prudential                  Allocation Balanced Fund                           518,011               479,298

  *       Prudential                  Government Income Fund                             190,119               195,354

  *       Prudential                  Global Natural Resources Fund                      145,317               108,741

          Fidelity                    Advisor Equity Portfolio Growth
                                         Fund                                            860,470               952,026

          Putnam                      OTC Emerging Growth Fund                           430,041               476,833
                                                                                --------------------  --------------------

                                                                                       4,292,629             4,509,226
                                                                                --------------------  --------------------

  *       Petco                       Petco common stock                                 470,312               363,905

  *       Loans to Participants       Interest rate, 9.0% - 9.5%                          29,433                29,433
                                                                                --------------------  --------------------

                                                         Total investments     $       5,098,549             5,208,739
                                                                                ====================  ====================


  *    Party in interest.


See accompanying notes to financial statements.





                                                                                                                 Schedule 2

                                             PETCO ANIMAL SUPPLIES 401(K) PLAN

                                      Line 27d - Schedule of Reportable Transactions

                                               Year ended December 31, 1998



                                                                                            (h) Current
 (a) Identity                                                                             value of asset
   of party      (b) Description    (c) Purchase       (d) Selling         (f) Cost       on transaction        (i) Net
   involved         of asset            price             price            of asset            date           gain (loss)
---------------  ----------------  ----------------------------------   ---------------   ----------------  ----------------

Prudential       Utility Fund    $     292,757                --                --            292,757                --
                                            --            64,687            55,847             64,687             8,840

Prudential       Equity Fund           834,322                --                --            834,322                --
                                            --           130,901           114,230            130,901            16,671

Petco            Common Stock          337,442                --                --            337,442                --
                                            --            22,985            35,897             22,985           (12,912)

Fidelity         Advisor Equity        686,893                --                --            686,893                --
                    Portfolio               --            73,931            68,786             73,931             5,145
                    Growth Fund


Putnam           OTC Emerging          329,380                --                --            329,380                --
                    Growth Fund             --            67,132            59,531             67,132             7,601


Prudential       Government            148,922                --                --            148,922                --
                   Money Market             --            55,585            55,585             55,585                --
                   Fund


Prudential       Allocation            250,858                --                --            250,858                --
                   Balanced                 --            71,896            75,928             71,896            (4,032)
                   Fund


See accompanying notes to financial statements.


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.


     June 30, 1999
                                         PETCO Animal Supplies 401(k) Plan


                                         BY: Plan Administrative Committee



                                         /s/ Brian K. Devine
                                         ---------------------------------------

                                         Brian K. Devine



                                         /s/ Bruce C. Hall
                                         ---------------------------------------

                                         Bruce C. Hall



                                         /s/ Janet D. Mitchell
                                         ---------------------------------------

                                         Janet D. Mitchell



                                         /s/ James M. Myers
                                         ---------------------------------------

                                         James M. Myers



                                         /s/ William M. Woodard
                                         ---------------------------------------

                                         William M. Woodard

                       Consent of Independent Accountants



The Board of Directors
Petco Animal Supplies, Inc.:


We consent to incorporation by reference in the registration statement (No. 33-95352) on Form S-8 of Petco Animal Supplies, Inc. of our report dated June 21, 1999, relating to the statements of net assets available for benefits with fund information of the Petco Animal Supplies 401(k) Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits with fund information for each of the years in the two-year period ended December 31, 1998, and all related schedules, which report appears in the December 31, 1998 annual report on Form 11-K of Petco Animal Supplies 401(k) Plan.



                                    KPMG LLP



San Diego, California
June 30, 1999